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                            SCO CAPITAL PARTNERS LLC
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                                  June 18, 2007

Board of Directors
Bioenvision, Inc.
345 Park Avenue, 41st Floor
New York, New York 10154

Bioenvision Board Members:

     In prior letters we expressed our extreme disappointment and lack of support of the Genzyme offer of $5.60 per share. Based upon review of additional filings by Bioenvision, we still find it incomprehensible that the Board of
Directors would approve an unsolicited takeover offer within weeks of an extremely dilutive equity financing, without a well organized and thorough sales or auction process, and on the cusp of additional regulatory approvals for clofarabine in adult AML.

     We believe the plan described in this letter will create real permanent value and result in a potential market price that is a multiple of three-to-four times Genzyme's offer of $5.60 within a six-to-eighteen month timeframe. In the alternative, we would expect to see a premium offer more on the order of the
Merck/Sirna Therapeutics transaction (a premium of over 100% from the closing price), which is more consistent with multiples being seen in the market today.

     o    THE MARKET HAS SPOKEN - LET THE TENDER OFFER TERMINATE: Do not
          negotiate a marginally higher price, as it would still be too far below true market value. Do not negotiate any time extension. Clearly, with over 30 million common shares having traded above the Genzyme offer price of $5.60, the market has spoken. This is an unacceptable offer, and the timing could not be worse. Despite being characterized as a offer at a premium, the $5.60 per share price represents a tiny
          6% premium to the prior days closing, and DISCOUNTS OF APPROXIMATELY
          8%, 16% AND 44% TO THE STOCK PRICE OF 1, 2, AND 3 YEARS PRIOR,
          respectively. Additionally, Genzyme's offer is completely inconsistent with market comparables.

     o    REDUCE THE INFLUENCE OF PERSEUS-SOROS/AISLING AT THE BOARD LEVEL: Two
          board members are employed by Perseus-Soros/Aisling and two additional board members work for companies in which Perseus-Soros/Aisling has or previously has had an investment. This represents 67% of the board of directors, while Perseus-Soros/Aisling owns only 12% of the company.
          Management and an original appointee of the CEO have the remaining two board seats (33% of the board) while owning less than 10%. Reduce the influence of Perseus-Soros/Aisling by adding new independent and qualified board members. Canvas the largest shareholders for recommendations of new director candidates. We can propose qualified, independent directors.

        1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019
                    Telephone: 212-554-4158 Fax: 212-554-4058

     o    USE PROCEEDS FROM THE RECENT FINANCING TO AUGMENT MANAGEMENT: Use the
          proceeds from April's financing to augment management with additional personnel with appropriate management, clinical, regulatory and marketing expertise. Manage the Adult AML regulatory filings through to approval and market launch, and plan and initiate additional trials, including those in chronic leukemias and solid tumors, where
          Bioenvision retains US rights (see below).

     o    STRENGTHEN BUSINESS DEVELOPMENT EFFORTS: Expand business development efforts, including efforts to in-license or acquire complementary products and technologies. Additionally, expand partnering and out-licensing efforts for current asset portfolio globally.

     o    ENFORCE BIOENVISION'S RIGHTS: Enforce Bioenvision's rights as specified in the Co-Development Agreement with Genzyme. Genzyme is the sub-licensee of clofarabine from Bioenvision, and thereby derives its rights to clofarabine from Bioenvision, not the other way around. By the terms of the Co-Development agreement, it seems that Genzyme is obligated to share its Adult AML data with Bioenvision, just as it requested the use of Bioenvision's European data. Additionally, it appears that Genzyme's sublicense covers only acute leukemias, not chronic leukemias or solid tumors or other indications for which
          Genzyme claims rights.

     Accordingly, we recommend that Bioenvision allow the Genzyme tender offer to terminate, restructure its board of directors to make it more representative of Bioenvision's shareholder base and pursue several other strategies to permit
Bioenvision to realize its full value, including augmenting management, strengthening business development efforts and enforcing Bioenvision's rights under its Co-Development Agreement with Genzyme.

     We reiterate our opposition to the Genzyme offer on the grounds that it is very inadequate, representing a value of less than one-times forward revenues.
Additionally, we believe that the timing is terrible, in advance of an anticipated approval of clofarabine in the adult AML indication. The recommendations above represent a pathway to create value for all shareholders, with the prospect of achieving a better multiple of sales over the next six to eighteen month timeframe.

                                        Sincerely,

                                        /s/ Steven H. Rouhandeh

                                        Steven H. Rouhandeh

  1285 AVENUE OF THE AMERICAS, 35TH FLOOR, NEW YORK, NEW YORK 10019
                    TELEPHONE: 212-554-4158 FAX: 212-554-4058